Form 10-K405, Exhibit 13
period 1996-12-31
GLACIER BANCORP INC
filed 1997-03-31
CIK 868671

                                TABLE OF CONTENTS

Five Year Summary                                                             1
Management's Message
  to Stockholders                                                             2
Consolidated Financial Statements                                             6
Notes to Consolidated
  Financial Statements                                                       10
Independent Auditor's Report                                                 29
Management's Discussion
  and Analysis                                                               30
Board of Directors                                                           36
Subsidiary Information                                                       37



                                CORPORATE PROFILE

Glacier Bancorp, Inc. (the Company) is a multi-bank, thrift holding company, headquartered in Kalispell, Montana and operating four principal subsidiaries:
Glacier Bank (wholly owned), with nine offices in northwestern Montana, two offices in Billings, in south central Montana, and one office in Hamilton, in southwestern Montana; First Security Bank of Missoula (wholly owned), with three offices in western Montana; First National Bank of Whitefish, (94% ownership) in northwestern Montana; and First National Bank of Eureka, (93% ownership) also in northwestern Montana. The four subsidiaries offer a full range of retail and commercial banking services. The deposit accounts are insured by the Federal Deposit Insurance Corporation (FDIC) and all four subsidiaries are members of the Federal Home Loan Bank of Seattle. The Company also operates a wholly owned subsidiary Community First, Inc. which offers full service brokerage services through INVEST Financial Services, an unrelated brokerage firm.


STOCK TRANSFER AGENT AND REGISTRAR
TrustCorp
P. O. Box 2309
Great Falls, MT 59403

STOCK LISTING
Glacier Bancorp, Inc. Common Stock trades over-the-counter on the NASDAQ National
Market System under the symbol GBCI.


Cover Photo by:  Doug Dye
Grinnell Lake
Glacier National Park, Montana

CORPORATE INFORMATION

HOME OFFICE
202 Main Street
Kalispell, MT 59901-4454
(406) 756-4200

CORPORATE OFFICERS
John S. MacMillan
President/CEO
Chairman of the Board

Michael J. Blodnick
EVP/COO/Secretary

Stephen J. Van Helden
SVP/Treasurer

Joan Holling
SVP/Assistant Secretary

James H. Strosahl
SVP/CFO

Martin E. Gilman
SVP/Installment Loan Manager

Robert A. Nystuen
SVP/Sales and Marketing

Thomas E. Anderson
VP/Controller

Dennis S. Beams
VP/Commercial Loan Manager

ACCOUNTANTS
KPMG Peat Marwick LLP
P. O. Box 7108
Billings, MT 59103

LEGAL COUNSEL
Hash, O'Brien & Bartlett
136 First Avenue West
Kalispell, MT 59901-4442

FORM 10-K
The Company's Annual Report of Form 10-K is available on written request at no charge to beneficial owners of the Company's stock. Requests should be directed to:

  John S. MacMillan, President/CEO
  Glacier Bancorp, Inc.
  P. O. Box 27
  Kalispell, MT 59903-0027

                      MANAGEMENT'S MESSAGE TO STOCKHOLDERS
                                December 31, 1996








                         [PICTURE OF JOHN S. MACMILLAN]









I am pleased to report Glacier Bancorp's operating earnings increased 7.30% to a record $8,570,000, or $1.90 per share, up from $7,975,000, or $1.77 per share, in 1995. Reported Net Income was $7,425,000, or $1.65 per share, which reflects a one-time charge of $583,000, or $.13 per share, to recapitalize the Savings Association Insurance Fund (SAIF), and expenses related to the merger of First Security Bank, which totaled $563,000, or $.12 per share. All information in the accompanying financial statements includes the amounts from the First Security Bank of Missoula (Missoula Bancshares) merger which was completed on December 31, 1996.

We achieved a Return on Beginning Equity of 18.30% and a Return on Assets of 1.66%, without the SAIF and merger expenses. The returns including the SAIF and merger expenses were 15.86% and 1.43% respectively.

With the combination of assets of First Security and our other subsidiaries, your Company now has Total Assets of $545,992,000, or an increase of 10.70% over the 1995 year end.

ACCOMPLISHMENTS OF 1996

1996 was a very busy year for your
Company.

February - we opened a new state-of-
the-art 8-lane drive-up in Kalispell.

April - we again announced a 10% stock dividend which was paid in May.

June - the Dividend Reinvestment Plan was introduced and has been growing at a steady pace. We hope more shareholders will take advantage of this program to acquire additional shares of Glacier Bancorp at a reduced cost.

July - we increased our cash dividend by 10%. We also opened our first full-service supermarket office in a large Buttreys Store located in the Heights area of Billings.

August - we announced the agreement to acquire First Security Bank of Missoula.

December - we opened our second supermarket office in Hamilton's Super 1 Supermarket. We began construction of a free-standing office in Thompson Falls. The merger with First Security Bank was completed and First Security also opened a full-service office on the northwest side of Missoula.

The Small Business Administration announced First Security Bank was Montana's leading SBA lender for number of loans made in 1996.

We are working hard to grow the Company by acquiring banks and by opening new offices. This rapid growth has put a strain on operations expenses and earnings, and our efficiency ratio is somewhat higher due to the expansion. It takes approximately 18 months to grow these offices to a break-even point. When these opportunities presented themselves to us, we felt it prudent to take advantage of them. In the long run, this growth will give us a larger presence in the areas we feel have great growth potential. The supermarket offices are a low cost means to gather new business and continue growth. We believe this strategy will increase long term shareholder value.

We have had solid growth in deposits and loans, with total growth in deposits of $30.1 million, an increase of 10.30%. We are excited about the non-interest bearing deposit growth of $10.6 million, or 19.70%. This type of deposit is, of course, low cost and very desirable by all banking institutions. After loan loss reserves, we grew our loans by 9.45%. Commercial loans grew 16.88% and installment loans grew 17.10%. Our funding and loan mix is moving to a better diversification of low cost funding and more profitable loans. The chart below illustrates the current mix.

                                  Deposit Mix

Large CD's                                 7%
CD's                                      24%
NOW                                       18%
Repos                                      3%
DDA                                       19%
MMDA                                      17%
Savings                                   12%

Loan Mix
Consumer                                  23%
Mortgage                                  52%
Commercial                                25%


Glacier Bancorp's compounded annual growth rate on earnings per share from March 31, 1985, to December 31, 1996, was 12.94%. The compounded growth rate in dividends during this period was 23.17%. The compounded annual total return since going public on March 31, 1984, to December 31, 1996, was 25.29%. A shareholder who acquired 100 shares of Glacier Bancorp stock on March 31, 1984, for $800 saw their investment grow to $12,894 on December 31, 1996 (including stock splits and stock dividends). In addition, they would have received $2,075 in cash dividends. We still rate Standard & Poor's highest ranking of A+ on our common stock and continue to be one of the few financial institutions in the country who hold this ranking. This is mainly due to our long term ability to continue to grow our earnings and dividends.

The merger with First Security Bank went very well. We have been able to adopt some of the operating strategies which have served them well for many years. First Security's seasoned lenders and Board of Directors bring a wealth of experience to the Glacier Bancorp organization. William L. Bouchee, President and CEO of First Security Bank, and Allen J. Fetscher, Chairman of the Board of First Security, have become Directors of Glacier Bancorp. We look forward to their vast experience in making a contribution in the coming years.

1997 GOALS AND OBJECTIVES

We will consolidate the Glacier Bank branch office in Whitefish into the First National Bank of Whitefish in March with the bank name changed to Glacier National
Bank.

Construction of the Thompson Falls
office will be completed for opening in
April.

We have recently announced plans to open a Helena office, in one of Montana's largest supermarkets, in June of this year.

A study of a new computer solution for the Company is underway. First Security has an in-house system and Glacier Bancorp out-sources this function. It makes sense to use a common system that has the technology we will need to meet the challenges in the years ahead.

We are revising our employee incentive plan for selling bank products to increase effectiveness.

Glacier Bancorp continues to look for acquisitions which fit our strategies and geographic area. At the same time, we continue to look for low cost facilities to continue our growth.

Even with the substantial growth, our capital ratios are on the high end compared to peer group banks and regulatory requirements.

The provision for loan losses was $880,000 for 1996, up from $581,000 in 1995. This is higher due to loan growth and increases in loan losses in the consumer loan portfolio. Non-performing loans were .29% of assets compared to .11% of assets at December 31, 1995. Reserve for loan losses is more than two times our non-performing loans.

We continue to work diligently to grow the Company profitably and increase shareholder value for our owners. We continue to do this with our dedicated, hard-working employee group and a focused Board of Directors. We would like to thank our customers and the communities in which we work, and you, our shareholders, for your continued confidence and support.

Sincerely,




/s/ John S. MacMillan
------------------------------------
John S. MacMillan
President, Chief Executive Officer
and Chairman of the Board

                      SUMMARY OF OPERATIONS AND SELECTED FINANCIAL DATA

                                                                                           At December 31,
                                                                 -----------------------------------------------------------------
(dollars in thousands, except per share data)                       1996          1995          1994          1993           1992
                                                                 ---------       -------       -------       -------       -------
Summary of Financial Condition:
   Total assets ..............................................   $ 545,992       493,064       425,667       363,032       323,060
   Investment securities .....................................      59,399        52,987        38,407        36,040        34,358
   Mortgage-backed securities ................................      46,106        37,868        30,424        22,789        34,666
   Loans receivable ..........................................     389,925       356,340       320,549       268,687       225,370
   Allowance for loan losses .................................      (3,284)       (3,077)       (2,647)       (2,330)       (2,267)
   Deposits ..................................................     321,739       291,585       258,722       247,615       233,814
   Advances ..................................................     143,289       120,714        82,541        54,732        36,797
   Other borrowed money/repurchase
        agreements ...........................................      14,993        22,305        35,452        17,988        14,870
   Stockholders' equity ......................................      51,948        46,819        39,858        34,772        30,173
   Equity per common share* ..................................       11.47         10.40          8.81          7.75          6.81
   Equity as a percentage of total assets ....................        9.51%         9.50%         9.36%         9.58%         9.34%
                                                                  ========       =======       =======       =======       =======

                                                                                     Years ended December 31,
                                                                 -----------------------------------------------------------------
(dollars in thousands, except per share data)                       1996          1995          1994          1993           1992
                                                                 ---------       -------       -------       -------       -------
Summary of Operations:
   Interest income ...........................................   $  41,148        36,852        29,361        26,434        23,166
   Interest expense ..........................................      18,556        16,069        11,496        10,713        10,541
                                                                 ---------       -------       -------       -------       -------
     Net interest income .....................................      22,592        20,783        17,865        15,721        12,625
   Provision for loan losses .................................         880           581           321           239           518
   Non-interest income .......................................       8,339         7,592         6,734         7,416         4,800
   Non-interest expense ......................................      17,536        14,680        12,922        11,826         8,959
                                                                 ---------       -------       -------       -------       -------
     Earnings before income taxes ............................      12,515        13,114        11,356        11,072         7,948
   Income taxes ..............................................       5,090         5,139         4,467         4,249         2,935
                                                                 ---------       -------       -------       -------       -------
     Net earnings ............................................       7,425         7,975         6,889         6,823         5,013
                                                                 ---------       -------       -------       -------       -------
     Net earnings per common share* ..........................        1.65          1.77          1.53          1.53          1.15
     Dividends declared per share* ...........................        0.63          0.56          0.49          0.42          0.36
                                                                 =========       =======       =======       =======       =======

                                                                                       Years ended December 31,
                                                                 -----------------------------------------------------------------
                                                                    1996          1995          1994          1993           1992
                                                                 ---------       -------       -------       -------       -------
Ratios:
   Net earnings as a percent of:
   Average assets ............................................        1.43%         1.74%         1.75%         1.96%         1.80%
   Beginning stockholders' equity ............................       15.86%        20.01%        19.81%        22.61%        19.57%
   Net interest margin at end of period ......................        4.67%         4.90%         4.88%         4.88%         4.86%
    Allowance for loan losses as a percent of loans ..........        0.84%         0.86%         0.83%         0.87%         1.01%
    Allowance for loan losses as a percent of
        nonperforming assets .................................         204%          547%          375%          227%           87%
                                                                  ========       =======       =======       =======       =======

                                                                                  At and for the years ended December 31,
                                                                 -----------------------------------------------------------------
                    (dollars in thousands)                         1996          1995          1994          1993           1992
                                                                 ---------       -------       -------       -------       -------
Other Data:
   Loans originated and purchased ............................   $ 266,044       224,064       225,003       226,418       173,116
   Loans serviced for others .................................     115,437       103,756        84,080        79,823        90,677
   Number of full time equivalent employees ..................         249           227           206           207           214
   Number of offices .........................................          17            14            14            14            14
   Number of shareholders of record ..........................         758           739           792           826           783

* revised for stock splits and dividends